SLM Universal, Inc.
2700 N. Military Trail Suite 100
Boca Raton, FL 33431
(561) 241-3621

August 31, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SLM Universal, Inc.
Form SB-2 (File No. 333-128452)
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477, promulgated pursuant to Securities Act of 1933, as amended (the "Act"), SLM Universal, Inc. (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form SB-2 (File No. 333-128452), and all amendments and all exhibits thereto (the "Registration Statement") and that an order of the Commission granting such withdrawal be issued with respect to the Registration Statement.

The Company has determined to withdraw the Registration Statement. The Registration Statement has not yet been declared effective by the Commission and no securities have been sold pursuant to the Registration Statement.

Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel Alan P. Fraade at (212) 486-2500.

Very truly yours, SLM Universal By: /s/ Paul Michelin Paul Michelin, CEO